Exhibit 99.1

BANCO INTER S.A.

Authorized Capital Publicly Held Company (Category “A”) –CVM Code No. 24406

Corporate Taxpayer’s ID (CNPJ/ME) No. 00.416.968/0001-01

Company Registry (NIRE): 31.300.010.864

NOTICE TO THE MARKET

FULFILLMENT OF ALL CONDITIONS TO THE CORPORATE REORGANIZATION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) (“Inter”), in compliance with the provisions of CVM Rule No. 44, of August 23, 2021, informs its shareholders and the market in general, following the information disclosed in the Material Facts of April 15, 2021 and May 12, 2022, notices to the market disclosed on April 20 and 29, 2022, May 23, 2022, June 1, 2022 and June 15, 2022 and the Notices to the Shareholders of May 2022 and June 13, 2022, within the scope of the corporate reorganization to migrate its shareholding base to Inter & Co, Inc., a company incorporated under the laws of the Cayman jurisdiction (“Inter&Co”), with the listing of its shares on Nasdaq, a stock exchange in the United States, and the trading of Brazilian depositary receipts – Level I BDRs, issued pursuant to CVM Rule No. 332, of April 4, 2000, as amended, backed by Class A Shares (as defined below) issued by Inter&Co (“BDRs”), on the B3 – Brasil, Bolsa, Balcão S.A. (“B3”) (“Corporate Reorganization”), that on this date complied with the last Condition for Implementation of the Corporate Reorganization, with the fulfillment of the disbursement, in favor of Inter Holding Financeira S.A. (“HoldFin”), of the financing contracted with financial institutions in the final amount of one billion, one hundred and fifty million reais (R$1,150,000,000.00), to cover the redemption of HoldFin’s redeemable preferred shares corresponding to the Cash-Out Option. The financing was concluded under the terms and conditions set forth in the Protocol and Justification for the Merger of Shares Issued by Inter by HoldFin, dated April 15, 2022 and amended on April 29, 2022, entered into by the managements of Inter, HoldFin and Inter&Co. This was the last Condition for Implementation of the Corporate Reorganization and, therefore, the transaction will be consummated according to the updated schedule transcribed below.

Updated Schedule

We present below an updated schedule of the times and movements of the Corporate Reorganization

Stage	Date	Action
1	June 17, 2022	Deadline for submission, by Inter Shareholders not residing in Brazil, directly or through custodian agents, of the completed spreadsheet under Exhibit II of the notice to the shareholders disclosed on May 12, 2022 and also included in Exhibit II to this notice to the market, addressed to ri@bancointer.com.br¹
2	June 17, 2022	Payment of the Withdrawal and last trading day, on the B3, of Inter’s shares and units (BIDI3, BIDI4 and BIDI 11)
3	June 20, 2022	Conclusion of the Corporate Reorganization: (i) First day of trading of the BDRs on the B3; and (ii) Cash-Out payment.
4	June 20, 2022	Date of withholding by HoldFin of applicable taxes (for Non-Resident Investors only, when applicable)

Stage	Date	Action
5	June 22, 2022	BDR credit date (date on which BDRs will appear on shareholders’ statements)
6	June 22, 2022	Calculation of fractions
7	June 23, 2022	Date from which Class A Shares (Nasdaq: INTR) will be delivered in favor of the shareholders who have requested the cancellation of the BDRs
8	June 23, 2022	First day of trading of Class A Shares on Nasdaq: INTR
9	As from June 24, 2022	Estimated date for the auction of fractional Shares

¹ As informed in the Notice to the Shareholders of May 12, 2022, HoldFin will use the information provided to it as indicated above to calculate the capital gain and Inter Shareholders will be responsible for the veracity of such information. The amount corresponding to the payment of the Cash-Out Option may be paid net of any taxes corresponding to the capital gain of Inter Shareholders, if any, due to HoldFin’s obligation to withhold such taxes on behalf of Inter Shareholders. Neither Inter nor HoldFin will be liable, under any circumstances, to Inter Shareholders not residing in Brazil, for any subsequent adjustment and/or refund of an amount paid in excess of the anticipated amount.

Additional Information

The documentation applicable to the Corporate Reorganization is available to shareholders at Inter’s headquarters, at the Investor Relations Department, at Avenida Barbacena, No. 1,219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter’s website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (http://www.gov.br/cvm) and the B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

Inter Shareholders may consult Inter’s Investor Relations department for any queries they may have regarding the Corporate Reorganization through the channels indicated above.

This Notice to the Market is for informational purposes and does not constitute an offer to sell or the request for an offer to buy any securities or a request for any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, request or sale would be unlawful in the absence of registration or qualification under the securities laws of such jurisdiction.

Belo Horizonte, June 17, 2022.

HELENA LOPES CALDEIRA

CHIEF FINANCIAL OFFICER AND INVESTOR RELATIONS OFFICER